UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file Number 0-13818
POPULAR, INC. PUERTO RICO SAVINGS AND INVESTMENT PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.
209 MUNOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Puerto Rico
Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

Popular, Inc. Puerto Rico Savings and Investment Plan
Financial Statements and Supplemental Schedule
Index

1	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Popular, Inc. Puerto Rico Savings and Investment Plan
In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at Year End) and Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 27, 2008
CERTIFIED PUBLIC ACCOUNTANTS PRIVATE
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2010
Stamp 2288601 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Popular, Inc. Puerto Rico Savings and Investment Plan
Statements of Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments
Allocated share of Master Trust net assets	$73,786,601	$73,303,728
Investments, at fair value	226,974,803	293,342,728
Participant loans	2,372,546	2,914,421

Total Investments	303,133,950	369,560,877

Receivables
Employer contributions	793,126	402,351
Participant contributions	1,051,127	600,679
Profit sharing contributions	3,433,490	5,495,571
Dividends and interest	2,107,168	2,028,784

Total receivables	7,384,911	8,527,385

Assets available for benefits	$310,518,861	$378,088,262

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan
Statement of Changes in Assets Available for Benefits
For the Fiscal Year Ended December 31, 2007

Additions to assets attributed to
Investment Income
Net depreciation in fair value of investments	$(89,992,093)
Allocated share of Master Trust investment activities	4,675,735
Interest on loans to participants	119,786
Interest and dividends	11,107,763

Total investment loss	(74,088,809)

Contributions
Employer	11,833,342
Participants	15,481,205
Rollovers from other qualified plans	81,211

Total contributions	27,395,758

Total additions	(46,693,051)

Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions	20,306,416
Administrative expenses	16,250
Other deductions	553,684

Total deductions	20,876,350

Net decrease	(67,569,401)
Assets available for benefits
Beginning of year	378,088,262

End of year	$310,518,861

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.	Description of Plan

The following description of the Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of its provisions.

Plan Description

The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering substantially all employees of the Corporation and its affiliates (“the Companies”), who have one month of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was established for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable income tax laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to invest in mutual funds and common stock of the Corporation. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

In 2006, the Corporation implemented certain changes to its retirement program for its Puerto Rico employees. One of the changes was to cover all Puerto Rico employees under a single defined contribution plan. The main changes during 2006 to accomplish this were as follows:
1.	January 1, 2006: Banco Popular de Puerto Rico froze the accrual of benefits in the Banco Popular de Puerto Rico Profit Sharing Plan and the Banco Popular de Puerto Rico Tax Qualified Profit Sharing Restoration Plan.

2.	April 1, 2006: The Banco Popular de Puerto Rico Profit Sharing Plan and the Banco Popular de Puerto Rico Tax Qualified Profit Sharing Restoration Plan (i) transferred the assets and liabilities of active and inactive participants to the Popular, Inc. U.S.A. 401(k) Savings and Investment Plan, the Banco Popular de Puerto Rico Savings and Investment Plan and the Plan (ii) terminated.

3.	July 1, 2006: The Banco Popular de Puerto Rico Savings and Investment Plan was frozen and subsequently merged into the Plan.
Plan Amendments

The following plan amendments were adopted in 2007:
1.	Effective July 1, 2007, voting, subscription and all other rights pertaining to shareholders of common stock of Popular, Inc. (“Qualifying Employer Securities”), tender, or exchange offers for Qualifying Employer Securities were passed through to participants.

2.	Effective August 1, 2007, the employer matching contribution for subsidiaries of the Corporation, except for Evertec, Inc., was aligned with that of Banco Popular de Puerto Rico. The employer matches 100% of the first 3% of participant pre-tax contributions, plus 50% of the next 2% of contributions — yielding a maximum employer matching contribution of 4%. If a participant’s pre-tax contributions exceed the legal limit, such contributions are reclassified as after-tax contributions and are eligible for employer matching contribution up to the 4% maximum.

3.	Effective August 1, 2007, the Plan was amended to permit cash withdrawals of after-tax contributions, limited to once per calendar quarter and in the minimum amount of $1,000.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

4.	Effective November 1, 2007, the Plan was amended to provide for full and immediate eligibility and vesting of Citigroup Global Markets Inc. employees hired by Popular Securities, Inc. pursuant to the Asset Purchase Agreement between those parties.

5.	Effective November, 1, 2007, the Plan was amended to provide for full and immediate eligibility and vesting of Citibank, N.A. employees hired by Banco Popular de Puerto Rico pursuant to the Asset Purchase Agreement between those parties.

6.	Effective November 1, 2007, the Plan was amended to: (i) change the hardship withdrawal provision regarding purchase of the participant’s principal residence to purchase of the participant’s first residence; and (ii) provide for an in-service withdrawal of matching and profit sharing contributions to pay for adoption and fertility treatment expenses up to a lifetime maximum of $10,000 per reason per participant.
Master Trust
Effective February 28, 2006 Banco Popular de Puerto Rico (the”Bank”) merged the Banco Popular de Puerto Rico Defined Benefit Master Trust with the Banco Popular de Puerto Rico Defined Contribution Master Trust and entered into the Banco Popular de Puerto Rico Balance Fund Master Trust (the “Master Trust”) to serve as a funding vehicle for certain commingled assets of the Plan and the Banco Popular de Puerto Rico Retirement Plan (BPPR Retirement Plan). Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the BPPR Retirement Plan in a Master Trust. Neither plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets. The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust.

Contributions
Plan participants may authorize the Companies to make pre-tax and after-tax payroll deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant’s pre-tax contributions exceed the lesser of 10% of the participant’s annual compensation, as defined, or the legal limit ($8,000 for 2007 and 2006). Employees hired after January 1, 2006 are automatically enrolled in the Plan at the pre-tax contribution rate of 2% of annual compensation and may change their contribution rate at any time.

At December 31, 2007, the Companies provide matching contributions in accordance with participant’s pre-tax contributions, as follows:

Banco Popular de Puerto Rico, Popular, Inc., Popular Mortgage, Inc.; Popular Insurance, Inc.; Popular Auto, Inc.; Popular Finance, Inc.; Popular Securities, Inc.

The Companies will match up to 100% of the first 3% of total cash compensation contributed on a pre-tax basis, plus 50% of the next 2% contributed pre-tax. If pre-tax contributions exceed the legal limit, the excess pre-tax contributions are recharacterized as “after-tax” and are eligible for company match up to the maximum possible match of 4% of compensation.

EVERTEC, Inc.

EVERTEC, Inc. will match up to 50% of the first 8% of total cash compensation contributed on a pre-tax basis up to the legal limit. Effective January 1, 2008, EVERTEC, Inc. adopted the matching formula utilized by all other Companies in the Plan.

At December 31, 2007, the employer’s match was invested in shares of the Corporation’s common stock regardless of where the participant invests his/hers voluntary contributions; the participant could transfer the employer’s match to other investment funds without restrictions. Effective January 1, 2008, matching contributions shall be invested pursuant to each participant’s investment directions for elective deferrals.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

In addition, the Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine.

Participant Accounts
Each participant account is credited with its contribution and allocation of (a) its own Company matching and profit sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their voluntary and discretionary profit sharing contributions plus actual earnings thereon. Vesting in the Companies’ matching contributions plus actual earnings thereon is based on years of service. The Companies’ matching contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
Less than 1	0
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100
Payment of Benefits
Plan participants are permitted to make withdrawals from the Plan from after-tax contributions, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his/hers pre-tax contributions. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, shares of Popular, Inc. common stock, if applicable, or a combination of both. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Plan Expenses and Administration
The Plan is administered by the Popular Puerto Rico Benefits Committee which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The named fiduciary of the Plan for purposes of investment-related matters is the Popular, Inc. Corporate Investment Committee.

Contributions are held and managed by the Bank as trustee and recordkeeper of the Plan. Unless otherwise paid by the Companies, expenses of the Plan are borne by the Plan.

Forfeited Accounts
Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Companies’ contributions, to pay administrative expenses or, at the Companies’ discretion, redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Companies, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant’s account if the reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

The Companies used forfeitures amounting to $79,109 and $67,034 to reduce its profit sharing contribution in 2007 and 2006, respectively.

Also during 2007 the Companies used forfeitures amounting to $54,546 as additional contribution from employer in order to comply with the actual deferral percentage discrimination test for such year and $376,091 to reduce its employer matching contributions.

At termination of the Banco Popular de Puerto Rico Profit Sharing Plan on April 1, 2006, that plan had excess assets in the amount of $553,684, which were transferred to the Banco Popular de Puerto Rico Savings and Investment Plan for payment to Banco Popular de Puerto Rico. This liability was assumed by the Plan upon the merger of the Banco Popular de Puerto Rico Savings and Investment Plan with the Plan on July 1, 2006. During 2007, the Plan distributed to Banco Popular de Puerto Rico such amount.

Forfeited non-vested accounts amounted to $40,351 at December 31, 2007 ($892,848 at December 31, 2006), net of forfeitures used to reduce the profit sharing and additional contributions, as described above.

Non-Participant Directed Investments
At December 31, 2007, shares of common stock of the Corporation related to profit sharing balances transferred to the Plan from the BPPR Profit Sharing Plan and the BPPR Savings and Investment Plan may be invested in any of the investment funds available under the Plan at the earlier of: (i) one hundred percent (100%) at age 50 and 10 years of service or (ii) twenty-five percent (25%) per year, commencing on April 1, 2006 and on January of each subsequent year. Such conditions were removed in their entirety effective January 1, 2008.

At December 31, 2007, the employer match was invested in shares of the Corporation’s common stock regardless of where the participant invests his/her voluntary contributions; the participant could transfer the employer match to other investment funds without restrictions. Effective January 1, 2008, matching contributions shall be invested pursuant to each participant’s investment directions for elective deferrals.

2.	Summary of Significant Accounting Policies

The more significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the most significant accounting policies follows.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

Investment Valuation and Income Recognition
Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.’s common stock is quoted at market price. The plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on the trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined.

The Plan’s investment in the Master Trust is stated at fair value. Fair value is based on the net asset value of the Master Trust assets which are valued based on current quoted market prices or, when quoted market prices are not available, estimated fair values obtained from brokerage firms. Interest-bearing deposit accounts and certificates of deposit are valued at carrying value; which is considered a reasonable estimate of fair value. Purchases and sales of securities are recorded on the trade date basis.

The net appreciation (depreciation) of the investment in the Master Trust is included as part of the allocated share of Master Trust investment activities in the statement of changes in assets available for benefits. This includes the realized gains or (losses) and the unrealized appreciation (depreciation) on the Master Trust’s assets.

Contributions Employee and employer matching contributions are recorded in the period in which the Companies make the payroll deductions.

Discretionary contributions are recorded in the period they are earned by the participant as determined by the Corporation’s Board of Directors.

Transfer of Assets to Other Plans Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

Payment of Benefits Benefits are recorded when paid.

Recent Accounting Pronouncement The Financial Accounting Standard Board (“FASB”) issued the following accounting pronouncement relevant to the Plan:

Statement of Financial Accounting Standard (“SFAS”) No. 157 “Fair Value Measurements” issued in September 2006, defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets carried at fair value will be classified and disclosed in one of the three categories in accordance with the hierarchy. The three levels of the fair value hierarchy are: (1) quoted market prices for identical assets or liabilities in active markets; (2) observable market-based inputs or unobservable inputs that are corroborated by market data; and (3) unobservable inputs that are not corroborated by market data. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan will adopt the provisions of SFAS 157 in 2008. The Plan is evaluating the impact that this accounting pronouncement may have in its financial statements and disclosures.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

3.	Plan Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s assets at December 31:

	2007		2006
	# of		# of
	shares	Value	shares	Value
Master Trust	419,810	$73,786,601	444,273	$73,303,728

Mutual funds
Pimco Total Return Fund	1,553,858	$16,610,747	*	*
Federated Government Obligations Fund	24,940,985	$24,940,985	23,235,654	$23,235,654

Common stock
Popular, Inc.**	13,148,655	$139,375,753	12,449,494	$223,468,422

*	Investment does not exceed 5% or more of the Plan’s assets at December 31, 2006

**	Nonparticipant directed portion was $29,935,643 (2007) and $72,770,796 (2006)
During 2007, the Plan’s investments (including gains and losses on investments bought and sold) depreciated in value as follows:

Common stock	$(92,383,456)
Mutual funds	2,391,363

$(89,992,093)

4.	Non-Participant Directed Investments

Information about the significant components of the changes in assets relating to non-participant directed investments for the year ended December 31, 2007 is as follows:

Net Assets Available for Benefits:	2007	2006
Popular, Inc. — Common stock	$29,935,643	$72,770,796

Year Ended
Changes in Net Assets:	December 31, 2007
Contributions	$8,375,613
Net depreciation	(23,974,895)
Benefits paid to participants	(2,276,034)
Transfer to Participant-directed investments	(24,891,428)
Forfeitures	(68,409)

$(42,835,153)

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

5.	Plan Termination

Although they have not expressed any intent to do so, each Company has the right under the Plan to discontinue its contributions at any time and the Corporation has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

6.	Prohibited Transactions

During the year 2005, Popular, Inc. announced a special rights offering (the “Rights Offering”) pursuant to which each holder of record of its common stock (“Popular Stock”) on November, 7, 2005 (the “Record Date”) received one (1) nontransferable right for each twenty-six (26) shares of Popular Stock held (the “Rights”) . In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Popular Stock at a discount from market value. The deadline for exercising the Rights was December 19, 2005.

Since the Plan was the holder of record of Popular Stock on the Record Date, the grant of a Right to the Plan was a grant of an “employer security” under Section 407(d)(l) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In addition, since the Rights were not “qualifying employer securities” under ERISA Section 407(d)(5), the grant of the Rights to the Plan would violate ERISA Section 406(a)(1)(E) and Section 407(a)(1) unless an exemption is issued.

The Plan was involved in the transaction because Popular, Inc. treated all holders of Popular Stock in a similar manner with respect to the Rights. In addition, as a holder of Popular Stock, the Plan was entitled to any rights available to the other holders of Popular Stock.

Popular, Inc. has filed a petition requesting that the United States Department of Labor (the “DOL”) issue a prohibited transaction individual exemption (the “Exemption Petition”) under the authority granted pursuant to Section 408(e) of ERISA which would apply to the Plan.

The DOL still has the exemption request application under review and has not issued a final written determination letter nor have formally advised in writing of their position with regard to the exercise of the stock purchase right by the Plan.

On 18 occasions during 2007 one of the Corporation’s subsidiaries transferred to the Plan’s trust employee contributions after the earliest date on which the contributions could have been reasonably segregated from the general assets of the Corporation’s subsidiary, as disclosed in Supplemental Schedule Exhibit II. This transaction is treated by the U.S. Department of Labor as a loan from the Plan to the Corporation’s subsidiary that constitutes a prohibited transaction under Section 406(a)(1)(B) of ERISA. The Committee has advised the Corporation that this transaction will be corrected by transferring to the Plan’s trust interest computed in accordance with the Voluntary Fiduciary Correction Program of the U.S. Department of Labor.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

7.	Tax Status

The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter dated January 29, 2002 indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator, based on the Plan’s tax counsel’s advice, however, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

9.	Profit Sharing Contribution

The Board of Directors of the Corporation approved profit sharing contributions amounting to $3,433,490 and $5,562,605 in the aggregate based on their 2007 and 2006 subsidiaries profits, respectively. The Corporation used forfeitures amounting to $79,109 and $67,034 to reduce its profit sharing contributions in 2007 and 2006, respectively. These contributions were recorded as receivable on December 31, 2007 and 2006 and subsequently collected in 2008 and 2007, respectively.

10.	Additional Contributions

As a result of the Plan’s non-compliance with its non-discrimination test for the years ended December 31, 2007 and 2006, the Companies agreed to contribute $55,748 and $92,685, respectively, to non-highly compensated participants to satisfy contribution requirements. To fund this amount for the year 2007, the Companies used $54,546 from the forfeited account and $1,202 was recorded as employer contribution receivable. At December 31, 2006, this additional contribution was recorded as employer contribution receivables and as contributions from employer.

11.	Related-Party Transactions

At December 31, 2007 and 2006, the Plan held 13,148,655 and 12,449,494 shares, with a quoted market value of $139,375,753 and $223,468,422, respectively, of Common Shares of Popular, Inc. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

The Plan holds a time deposit open account with Banco Popular de Puerto Rico ($1,252,911 in 2007 and $1,715,073 in 2006).

Included in the Plan assets are other investments. At December 31, 2007 and 2006 other investments consist of $2,372,546 and $2,914,421 participant loans from the Plan, respectively. For the year ended December 31, 2007 interest income related to participant loans amounted to $119,786. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

Banco Popular de Puerto Rico, one of the Companies covered by the Plan, is acting as Trustee and Recordkeeper for the Plan.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

12.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements at December 31, 2007 to Form 5500.

Assets available for benefits per the financial statements	$310,518,861
Less: Amounts allocated to withdrawing participants	(100,657)

Assets available for benefits per the Form 5500	$310,418,204

The following is a reconciliation of benefits paid to participants per the financial statements for the period ended December 31, 2007 to Form 5500:

Benefits paid to participants per the financial statements	$20,306,416
Less: Amounts allocated to withdrawing participants at December 31, 2006	(276,641)
Add: Amounts allocated to withdrawing participants at December 31, 2007	100,657

Benefits paid to participants per Form 5500	$20,130,432

13.	Investment in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan, as discussed on Note 1. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Banco Popular de Puerto Rico (the “Trustee”). At December 31, 2007, the Plan’s interest in the net assets of the Master Trust was approximately 12.75%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

Investments held in the Master Trust and as of December 31, 2007 and 2006 are as follows:

	2007	2006
United States Government and agencies’ obligations	$15,167,855	$8,678,998
Corporate bonds and debentures	40,289,260	36,464,759
Common stock	271,326,955	280,986,011
Index Fund — Equity	90,842,403	73,979,436
Index Fund — Fixed Income	30,361,600	47,685,461
Mortgage loans and collateralized mortgage obligations	84,335,241	87,889,477
Cash	20,433,804	10,925,141
Other investments	24,426,870	20,444,722
Accrued investment income	1,830,205	1,910,277

	579,014,193	568,964,282
Less: Accrued Expenses	(454,770)	(445,882)

Net Assets in Master Trust	$578,559,423	$568,518,400

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

Investment income in the Master Trust for the year ended December 31, 2007 is as follows:

	2007	2006
Net appreciation in fair value of investments:
United States Government and agencies’ obligations	$466,764	$260,500
Corporate Bonds and debentures	4,833	(182,927)
Common stock*	6,936,761	41,967,920
Index Fund — Equity	9,825,534	13,722,640
Index Fund — Fixed Income	2,503,165	1,501,260
Mortgage loans and collateralized mortgage obligations	1,505,866	1,033
Other Investments	3,245,476	(897,894)
Interest and dividend income	13,947,424	13,251,469

Net appreciation in fair value of investments	38,435,823	69,624,001

Less: Investment expenses	1,625,228	1,701,267
Administrative expenses	148,237	471,650

Net investment income	$36,662,358	$67,451,084

*	Includes $1,742,818 net depreciation of Popular, Inc. common stock for 2006 as a result of the 2006 merge transaction.
14.	Subsequent Events

The following plan amendments have been adopted in 2008 prior to the filing of these financial statements:
1.	Effective January 1, 2008, the employer matching contribution, as described in Note 1, was extended to EVERTEC.

2.	Effective January 1, 2008, the Plan was amended to: (i) remove the provisions granting full vesting to participants upon a transfer of employment within Popular, Inc.’s controlled group of corporations at the participant’s employer’s request; (ii) provide that years of service will continue to accrue if a participant is transferred to another employer that is a member of Popular, Inc.’s controlled group of corporations, irrespective of whether such employer does business in Puerto Rico, that has not adopted the Plan; (iii) remove the diversification restriction on amounts transferred to the Plan from the BPPR Profit Sharing Plan; and (iv) to provide that matching contributions shall be invested pursuant to each participant’s investment directions.

3.	Effective May 21, 2008, the Plan was amended to: (i) permit in-service withdrawals of after-tax contributions in shares of Popular, Inc. common stock for that portion of a participant’s after-tax account invested in Popular, Inc. common stock; and (ii) introduce a new form of distribution payment consisting of a one-time partial distribution in shares of Popular, Inc. common stock up to a maximum amount equal to the amount over which income taxes were prepaid pursuant to Act 87 of May 13, 2006, as amended, plus after-tax contributions for that portion of the participant’s vested account which is invested in Popular, Inc. common stock.

Popular, Inc. Puerto Rico Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets December 31, 2007	Supplemental Schedule Exhibit I

	(b) Identity of Issue, Borrower,
(a)	Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Popular Balanced Managed Fund	Master Trust Fund 419,810 shares	***	$73,786,601

	Federated Government Obligations Fund	Mutual Fund 24,940,985 shares	***	24,940,985
	American Amcap Fund	Mutual Fund 283,123 shares	***	5,719,091
	Eaton Vance Large Cap Value Fund	Mutual Fund 89,198 shares	***	2,008,742
	MFS Research International A Equity Fund	Mutual Fund 434,912 shares	***	8,463,395
	Van Kampen Comstock Fund-A	Mutual Fund 447,754 shares	***	7,826,744
	Vanguard 500 Index Fund	Mutual Fund 44,125 shares	***	5,963,566
	Vanguard Mid-Cap Index Fund	Mutual Fund 57,342 shares	***	1,186,986
	ING Index Plux Midcap Fund	Mutual Fund 338,495 shares	***	5,019,893
	Royce Premier Fund	Mutual Fund 495,736 shares	***	8,605,990
	Pimco Total Return Fund	Mutual Fund 1,553,858 shares	***	16,610,747

	Total Mutual Funds			86,346,139

*	BPPR Time Deposit Open Account	Time Deposit Variable	***	1,252,911

*	Popular, Inc.	Common Stock 13,148,655 shares**	78,186,264	139,375,753

*	Participant loans	Participant loans with maturities ranging from 06/30/2008 to 12/31/2016 and interest rate of 5%	**	2,372,546

				$303,133,950

*	Party in-interest

**	Includes non participant directed portion

***	Cost is not required for participant directed investments

Popular, Inc. Puerto Rico Savings and Investment Plan

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions December 31, 2007	Supplemental Schedule Exhibit II

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$36,912	$36,912

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
POPULAR, INC. PUERTO RICO
SAVINGS & INVESTMENT PLAN

(Registrant)

Date: June 27, 2008	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón
Authorized Representative